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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         NorthStar Realty Finance Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    66704R100
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.  66704R100
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    NorthStar Capital Investment Corp.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]
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3.  SEC Use Only
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4.  Citizenship or Place of Organization

    Maryland
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                  5. Sole Voting Power

                     3,608,615
                  --------------------------------------------------------------
Number of         6. Shared Voting Power
Shares
Beneficially         0
Owned by          --------------------------------------------------------------
Each              7. Sole Dispositive Power
Reporting
Person               3,608,615
With              --------------------------------------------------------------
                  8. Shared Dispositive Power

                     0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    3,608,615
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    [ ]
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11. Percent of Class Represented by Amount in Row (9)

    10.59%
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12. Type of Reporting Person

    PN
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    David T. Hamamoto
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]
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3.  SEC Use Only
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4.  Citizenship or Place of Organization

    United States of America
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                  5. Sole Voting Power

                     1,235,410
                  --------------------------------------------------------------
Number of         6. Shared Voting Power
Shares
Beneficially         376,222
Owned by          --------------------------------------------------------------
Each              7. Sole Dispositive Power
Reporting
Person               1,235,410
With              --------------------------------------------------------------
                  8. Shared Dispositive Power

                     376,222
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,611,632
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    [X]
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11. Percent of Class Represented by Amount in Row (9)

    5.13%
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12. Type of Reporting Person

    IN

ITEM 1.
        (a) Name of Issuer

            The name of the issuer is NorthStar Realty Finance Corp. (the
            "Company").

        (b) Address of Issuer's Principal Executive Offices

            The Company's principal executive office is located at 527 Madison
            Avenue, 16th Floor, New York, NY 10022.

ITEM 2.
        (a) This statement on Schedule 13G (the "Statement") is being filed by
            NorthStar Capital Investment Corp., a Maryland corporation
            ("NorthStar Capital"), and David T. Hamamoto. NorthStar Capital and
            Mr. Hamamoto are hereinafter sometimes referred to as the "Reporting
            Persons."

        (b) The address of the business office of each of the Reporting Persons is 527 Madison Avenue, 16th Floor, New York, NY 10022.

        (c) NorthStar Capital is organized under the laws of the State of
            Maryland. Mr. Hamamoto is a citizen of the United States of America.

        (d) Common Stock, par value $0.01 per share (the "Common Stock").

        (e) The CUSIP number for the Common Stock is 66704R100.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2
         (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP.

         NorthStar Capital, through its operating partnership, NorthStar
Partnership, L.P., beneficially owns 100 shares of Common Stock and is deemed to beneficially own an additional 3,608,515 shares of Common Stock through
NorthStar Partnership, L.P.'s ownership of common units of limited partnership interests ("OP Units") in the Company's operating partnership, NorthStar Realty
Finance Limited Partnership. NorthStar Capital is the managing partner and the owner of approximately 77% of the outstanding partnership interests of NorthStar
Partnership, L.P. The 3,608,515 OP Units are redeemable for cash or, at the
Company's election, shares of Common Stock and, accordingly, pursuant to Rule
13d-3 are deemed beneficially owned by NorthStar Capital.

         The 3,608,615 shares of Common Stock beneficially owned by NorthStar
Capital represent

10.59% of the Company's issued and outstanding Common Stock as of the date hereof.

         Mr. Hamamoto is one of the co-chief executive officers and a member of the board of directors of NorthStar Capital and owns approximately 10.9% of the outstanding common stock of NorthStar Capital. Mr. Hamamoto also owns approximately 6.6% of the outstanding partnership interests of NorthStar
Partnership, L.P., which are redeemable for cash or, at NorthStar Capital's election, shares of common stock of NorthStar Capital. Assuming redemption of all outstanding partnership interests of NorthStar Partnership, L.P. for shares of common stock of NorthStar Capital, Mr. Hamamoto would own approximately 14.7%
of the common stock of NorthStar Capital. By virtue of his position as a co-chief executive officer of NorthStar Capital, Mr. Hamamoto may be deemed to have voting and/or investment power over the 3,608,515 OP Units and 100 shares of Common Stock currently held by NorthStar Partnership, L.P. and beneficially owned by NorthStar Capital. Mr. Hamamoto disclaims beneficial ownership of such
OP Units and shares of Common Stock, except to the extent of his indirect ownership interest in 526,476 of such OP Units and 15 shares of Common Stock as a result of his fully-diluted ownership interest in NorthStar Capital.

         Of the 1,611,632 shares of Common Stock beneficially owned by Mr.
Hamamoto, (i) 526,476 are owned by Mr. Hamamoto as described above, (ii) 257,567 are owned directly by Mr. Hamamoto, (iii) 376,222 are together owned by two trusts for the benefit of Mr. Hamamoto's two minor children, (iv) 12,000 are owned by DTH Investment Holdings LLC, of which Mr. Hamamoto is the managing member, for the benefit of Mr. Hamamoto, his wife and a grantor trust for the benefit of Mr. Hamamoto's two minor children, and (v) 439,252 represent OP Units which are structured as profits interests ("LTIP Units") and were granted as long-term incentive compensation under the Company's 2004 Omnibus Stock
Incentive Plan to NRF Employee, LLC. Conditioned upon minimum allocations to the capital accounts of the LTIP Units for federal income tax purposes, each LTIP
Unit may be converted, at the election of the holder, into one (1) OP Unit. Mr.
Hamamoto has a membership interest in NRF Employee, LLC (the "Hamamoto LLC
Interest") which currently entitles him to the beneficial ownership of 227,964 of the LTIP Units currently held by NRF Employee LLC. The Hamamoto LLC Interest vests quarterly over a three year period beginning October 29, 2004. Once a portion of the Hamamoto LLC Interest is vested, Mr. Hamamoto may redeem such vested portion for an equal number of the LTIP Units currently held by NRF
Employee, LLC and, since LTIP Units may be converted into OP Units which are redeemable for cash or, at the Company's election, shares of Common, he is deemed to beneficially own an equal number of shares of Common Stock. For purposes of this Statement, Mr. Hamamoto is voluntary reporting beneficial ownership of 131,784 of such 227,964 LTIP Units which are not convertible into
OP Units within 60 days of the date hereof.

         The 1,611,632 shares of Common Stock reported to be beneficially owned by Mr. Hamamoto represent 5.13% of the Company's issued and outstanding Common
Stock as of the date hereof.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 7, 2006
                                NorthStar Capital Investment Corp.

                                By:/s/ David T. Hamamoto
                                   ---------------------
                                   David T. Hamamoto
                                   Co-Chief Executive Officer

                                   /s/ David T. Hamamoto
                                   ---------------------
                                   David T. Hamamoto